EXHIBIT 99.1

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Fiscal Quarter ended March 3, 2007 and unaudited Interim Financial Statements for the Fiscal Quarter ended March 3, 2007

Management's Discussion and Analysis

The discussion that follows provides an analysis of the consolidated operating results and financial position (Management's Discussion and Analysis - "MD&A") of The Jean Coutu Group (PJC) Inc. ("the Company" or the "Jean Coutu Group") for the 14- and 40-week periods ended and as at March 3, 2007.

Management has presented certain non-Generally Accepted Accounting Principles ("GAAP") measures in this MD&A. Although operating income before amortization ("OIBA"), OIBA before restructuring charges and earnings (or earnings per share) before specific items are not performance measures defined by Canadian GAAP, management, investors and analysts use these measures to evaluate the operating and financial performance of the Company. Moreover, the Company's definition of these measures may differ from the ones used by other companies. These measures are reconciled with net earnings, a performance measure defined by Canadian GAAP, in the "additional information" section, which is attached to the Company's Interim Consolidated Financial Statements.

PRESENTATION OF FINANCIAL STATEMENTS

All financial information appears in US dollars considering our predominant operations in the United States and our US-dollar-denominated debt, in accordance with Canadian GAAP. The following discussion should be read in conjunction with the Interim Consolidated Financial Statements and related notes as at March 3, 2007 and for the latest fiscal year ended May 27, 2006 as well as the Company's recent public filings.

The Company's reporting calendar is based on the US National Retail Federation 4-5-4 merchandising calendar. Accordingly, the Company's fiscal year is usually 52 weeks in duration but includes a 53rd week every 5 to 6 years. The year ended June 2, 2007 will contain 53 weeks while the year ended May 27, 2006 contained 52 weeks. The fiscal quarter ended March 3, 2007 contains 14 weeks compared with 13 weeks for the fiscal quarter ended February 25, 2006.

Readers may access additional information and filings relating to the Company using the following links to the www.sedar.com (Canada) and www.sec.gov (United States) websites.

FORWARD LOOKING STATEMENTS

Certain statements in this MD&A are forward-looking statements within the meaning of the federal securities laws, which involve risks and uncertainties. The words "looking forward," "looking ahead," "believe(s)," "should," "may," "expect(s)," "anticipate(s)," "likely," "opportunity," "will", "seeks", "approximately", "intends", "plans", "estimates" or "projects" and similar expressions, among others, identify forward-looking statements. Such statements are not guarantees of the future performance of the Company or its segments, and involve known and unknown risks and uncertainties that may cause the outlook, the actual results or performance of the Company or of its reportable segments to be materially different from any future results or performance expressed or implied by such statements depending on, among others, such factors as changes in the regulatory environment as it relates to the sale of prescription drugs, competition, exposure to interest rate fluctuations, foreign currency risks, certain property and casualty risks, the ability to attract and retain pharmacists, risks in connection with third party service providers, seasonality risks, changes in federal, provincial and state laws, rules and regulations relating to the Company's business and environmental matters, changes in tax regulations and accounting pronouncements, the success of the Company's business model, supplier and brand reputations, and the accuracy of management's assumptions. While the Company believes that its assumptions are reasonable, it is very difficult to predict the impact of known factors, and, of course, it is impossible to anticipate all factors that could affect the Company's actual results.

THE JEAN COUTU GROUP (PJC) INC.	1

MANAGEMENT'S DISCUSSION AND ANALYSIS

In addition, some of the important factors related to the Rite-Aid-Jean Coutu Group transaction described herein that could cause results to differ materially from the Company's expectations include, but are not limited to, the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the stock purchase agreement; (2) the inability to complete the transaction due to the failure to satisfy any conditions to consummation of the transaction; (3) the failure of the transaction to close for any other reason; (4) the outcome of any legal proceedings that have been or may be instituted against or by the Company and others relating to the transaction; (5) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the transaction; (6) the effect of the announcement of the transaction on our customer relationships, operating results and business generally; (7) the ability to recognize the intended benefits of the transaction; and (8) the amount of the costs, fees, expenses and charges related to the transaction.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. For further information, readers are referred to the section on Risks and uncertainties contained in this MD&A as well as in other Company filings. The Company disclaims any intention or obligation to update or revise any forward-looking information contained in its communications, whether as a result of new information, future events or otherwise.

COMPANY PROFILE

We exercise our activities in the North American drugstore retailing industry in two broad geographic areas, Eastern Canada and the Eastern United States, through corporate and franchised drugstores under the banners of Brooks, Eckerd, PJC Jean Coutu, PJC Santé Beauté and PJC Clinique.

As at March 3, 2007, our Canadian network of PJC Jean Coutu franchised stores (''PJC'') and our American network of Brooks Eckerd corporate drugstores broken down, geographically and by type of store, are as follows:

	Franchised	Corporate
	stores	stores	Total
Canada	326	-	326
United States	-	1,856	1,856
Total	326	1,856	2,182

Canada. The Jean Coutu Group is the second largest pharmacy chain in Canada with 326 stores in Québec, Ontario, and New Brunswick. Our franchising activities include operating two distribution centers and providing services to our PJC stores. These services comprise centralised purchasing, distribution, marketing, training, human resources, management, operational consulting and information systems, as well as participation in our private label program. Our PJC franchisees own and manage their stores and are responsible for merchandising and financing their inventory. They must provision their stores from our distribution centers, provided that the products requested are available and priced lower or equal to other suppliers. We supply our PJC franchisees with approximately 75% of their products, including almost all prescription drugs. Although PJC retail sales are not included in our revenues, an increase or decrease in this regard will directly affect our performance as it impacts distribution center sales and royalties.

United States. The US network comprises 1,856 corporate-owned stores operating under the Brooks Pharmacy and Eckerd Pharmacy banners and 6 distribution centers in 18 states in the eastern United States. The head office of The Jean Coutu Group (PJC) USA, Inc. is located in Warwick, Rhode Island, where all corporate and support functions are centralized for the Brooks Eckerd drugstore network. These functions include finance, purchasing, distribution, marketing, human resources, information systems and support, real estate and other departments.

THE JEAN COUTU GROUP (PJC) INC.	2

MANAGEMENT'S DISCUSSION AND ANALYSIS

On August 23, 2006, the Company entered into a definitive agreement with Rite Aid Corporation (''Rite Aid'') whereby the Company would dispose of its network in the United States. On August 23, 2006, the transaction was valued at approximately $3.4 billion, comprised of a cash consideration of $1.45 billion, subject to working capital adjustments, the planned assumption by Rite Aid of the Company's unsecured senior subordinated notes in the amount of $850.0 million, and 250.0 million common shares of Rite Aid valued at approximately $1.1 billion, for a 32.0% equity interest and a 30.2% voting interest in the expanded Rite Aid pursuant to the transaction. The expected cash consideration was recently adjusted to $2.3 billion, as provided for in the share purchase agreement, following the tender offer made on the $850.0 million unsecured senior subordinated notes; accordingly, these notes will not be transferred to Rite Aid as originally planned.

During the third quarter of fiscal 2007, the Company complied with the request for additional information from the Federal Trade Commission (FTC) as part of its regulatory review of the pending transaction under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The issuance of 250 million Rite Aid common shares to The Jean Coutu Group was approved by Rite Aid's shareholders at a special meeting held on January 18, 2007.

On March 28, 2007, the Company offered to purchase for cash any and all of the outstanding $850.0 million unsecured senior subordinated notes and solicited consents to eliminate most of the restrictive covenants in the indenture under which these notes were issued. The Company has received tenders and consents from holders of over 99.3% of the unsecured senior subordinated notes. As a result, the Company has filed a stipulation of dismissal without prejudice with the United States District Court for the Southern District of New York with regards to the declaratory judgment action filed by the Company on December 8, 2006 with respect to the intended transfer of the said notes.

On April 12, 2007, the Company announced that it expects to close the transaction before the end of the fourth quarter of fiscal 2007, pending final regulatory approval by the FTC and satisfaction of customary closing conditions. Furthermore, Rite Aid has reached agreement with the FTC staff to divest 24 stores. The agreement with the staff is subject to approval by the Commissioners of the FTC, which Rite Aid expects to obtain.

Readers are referred to Note 3 of the Interim Consolidated Financial Statements as well as the Risks and uncertainties section of this MD&A for more information.

THE JEAN COUTU GROUP (PJC) INC.	3

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL DATA

The following table presents selected data and operating results for the 14- and 40-week periods ended March 3, 2007 and the 13- and 39- week periods ended February 25, 2006.

	14 weeks ended	13 weeks ended	40 weeks ended	39 weeks ended
(unaudited, in millions of US dollars,	March 3, 2007	February 25, 2006	March 3, 2007	February 25, 2006
except per share amounts)	$	$	$	$
Revenues
Canada	490.2	413.4	1,404.1	1,191.5
United States	2,684.0	2,462.1	7,389.7	7,076.4
	3,174.2	2,875.5	8,793.8	8,267.9

OIBA
Canada	50.1	42.3	141.6	123.2
United States	102.7	94.9	232.7	243.5
	152.8	137.2	374.3	366.7

OIBA before restructuring charges	161.0	137.2	402.8	366.7

Net earnings	184.0	31.6	147.7	73.5
Per share	0.70	0.12	0.56	0.28

Earnings before specific items	39.8	31.9	88.4	73.2
Per share	0.15	0.12	0.34	0.28

DEFINITION OF FINANCIAL DATA

Revenues

Revenues consist of Canadian and US sales, plus other revenues derived from franchising and retail sales.

Canada. Merchandise sales by our distribution centers to PJC franchisees account for most of our sales in Canada. PJC retail store sales are not included in our revenues. However, changes in their retail sales directly affect our revenues since PJC franchisees purchase most of their inventory from our distribution centers. Other revenues consist of royalties from our franchisees based on a percentage of retail sales, rental revenues and charge-backs to our franchisees in exchange for certain services.

United States. US sales consist of retail sales generated by corporate stores operating under the Eckerd and Brooks banners. Other revenues include rental revenues from our properties leased to third parties.

Gross profit

Gross profit is calculated as follows: sales minus the cost of goods sold from our distribution centers, for our Canadian operations, and the cost of goods sold (which includes distribution costs and estimated inventory losses) in our stores, for the US network.

General and operating expenses

General and operating expenses comprise costs associated with salaries and benefits, rent, advertising, repairs and maintenance, insurance and professional fees.

THE JEAN COUTU GROUP (PJC) INC.	4

MANAGEMENT'S DISCUSSION AND ANALYSIS

Operating income before amortization (''OIBA'')

This term has been defined in the "additional information" section attached to the Company's Interim Consolidated Financial Statements.

OIBA before restructuring charges

This term has been defined in the "additional information" section attached to the Company's Interim Consolidated Financial Statements.

Earnings (or earnings per share) before specific items

This term has been defined in the "additional information" section attached to the Company's Interim Consolidated Financial Statements.

Those specific items are as follows:

	14 weeks	13 weeks		39 weeks
	ended	ended	40 weeks	ended
	March 3, 2007	February 25,	ended	February 25,
		$2006	March 3, 2007	2006
(unaudited, in millions of US dollars, net of income taxes)		$	$	$
Reversal of impairment loss on assets held for sale	(108.0)	-	-	-
Reversal of amortization of the retail sales segment in consolidation	(34.7)	-	(64.7)
Restructuring charges	4.9	-	17.1	-
Unrealized foreign exchange (gains) losses on monetary items	(6.7)	0.3	(9.0)	(0.3)
Unrealized losses (gains) on derivative financial instruments	0.3	-	(2.7)	-

Specific items – total	(144.2)	0.3	(59.3)	(0.3)

EXCHANGE RATE DATA

The Company's US dollar reporting currency provides shareholders with more relevant information, considering its predominant operations in the United States and US-dollar-denominated debt. The following table shows exchange rates based on the Federal Reserve Bank of New York closing rate expressed as US dollars per Canadian dollar.

	March 3, 2007	February 25, 2006	May 27, 2006

Closing rate	0.8509	0.8681	0.9032
Average rate, quarter (1)	0.8582	0.8642
Average rate, year-to-date (1)	0.8792	0.8421

(1)     Calculated using the average noon buying rates for each day of the relevant period.

COMPARISON OF THE 14- AND 40-WEEK PERIOD ENDED MARCH 3, 2007 WITH THE 13- AND 39- WEEK PERIOD ENDED FEBRUARY 25, 2006

Net earnings

For the third quarter of fiscal 2007, net earnings were $184.0 million ($0.70 per share) compared with $31.6 million ($0.12 per share) for the third quarter of the previous fiscal year.

Canadian and US network sales performance continue to be driven by pharmacy sales growth. US network front-end sales showed improvement, despite challenges as the Rite Aid transaction closing approaches.

THE JEAN COUTU GROUP (PJC) INC.	5

MANAGEMENT'S DISCUSSION AND ANALYSIS

On August 23, 2006, the Company entered into a definitive agreement with Rite Aid whereby the Company would dispose of its network in the United States. As provided under GAAP, the Company performed an impairment test and recognized a loss on assets held for sale following the announcement of the transaction. However, since the announcement date, the factors affecting the impairment test fluctuated favorably. As at March 3, 2007, the fair value of the investment in the US Operations, net of estimated transaction costs, had increased significantly and resulted in a potential gain of approximately $130.0 million net of income taxes. Under GAAP, the gain can not be recognized before the closing of the transaction and consequently, during the third quarter the company reversed the $108.0 million impairment loss previously recognized and deferred the recognition of the potential gain until closing. The Company expects to close this transaction, subject to certain usual conditions, before the end of the fourth quarter of fiscal 2007. The final gain or loss is subject to various factors until the transaction closes, such as the variation in the market price of Rite Aid shares and in the Canadian and US dollar exchange rate. In addition, the Company expects to record charges of approximately $113.5 million net of income taxes in relation with debt repayments that are expected to occur at closing. Readers are referred to Note 3 of the Interim Consolidated Financial Statements for more information.

As a result of the transaction, the Company no longer amortizes the assets related to its US operations since they are classified as assets held for sale, with amortization charges amounting to $57.5 million reversed in consolidation during the third quarter of fiscal 2007 ($107.4 million for the 40-week period of fiscal 2007).

Earnings before specific items were $39.8 million ($0.15 per share) compared with $31.9 million ($0.12 per share) for the third quarter of the previous fiscal year.

Net earnings for the 40-week period ended March 3, 2007 were $147.7 million ($0.56 per share) compared with net earnings of $73.5 million ($0.28 per share) for the 39-week period last year. Earnings before specific items for the 40-week period of fiscal 2007 were $88.4 million ($0.34 per share) compared with $73.2 million ($0.28 per share) for the 39-week period last fiscal year.

Revenues

Total revenues, which include sales and other income, rose $298.7 million or 10.4% to $3.174 billion for the 14-week period ended March 3, 2007 compared with $2.876 billion for the 13-week period of fiscal 2006 due to an additional week in the third quarter of fiscal 2007. Total revenues for the 40-week period in fiscal 2007 increased by $525.9 million or 6.4% to $8.794 billion compared with $8.268 billion for the 39-week period of fiscal 2006.

Canada. Revenues from Canadian operations showed double digit growth during the third quarter of fiscal 2007, reaching $490.2 million for the 14-week period ended March 3, 2007, an increase of $76.8 million or 18.6% over revenues for the 13-week period ended February 25, 2006. Canadian revenues increased by 19.4%, excluding the impact of currency exchange rate fluctuations, in part due to a 14-week period this fiscal quarter compared with a 13-week period in the third quarter of fiscal 2006. Third quarter Canadian revenues in Canadian dollars increased by 10.8% on a comparable period basis. During the 14-week period, there was 1 store opening which was a relocation, as well as 1 store closure in the PJC franchised stores network. Sales increases reflected growth resulting from recent network development activity and previous period openings and renovations. For the third quarter ended March 3, 2007, on an equivalent period, same-store basis and in local currency, total PJC retail sales grew 7.8%, pharmacy sales gained 8.6% and front-end sales picked up 6.9% year-over-year.

Canadian revenues for the 40-week period ended March 3, 2007 reached $1.404 billion, an increase of $212.6 million or 17.8% year-over-year, or 13.1% in local currency. For the 40-week period, on an equivalent period, same-store basis and in local currency, total PJC network retail sales advanced 7.0%, pharmaceutical sales gained 8.5% and front-end sales picked up 5.0% year-over-year. There were a total of 4 new store openings, including 3 relocations along with 2 closures of PJC franchised stores during the 40-week period of fiscal 2007, bringing the PJC network to 326 stores.

THE JEAN COUTU GROUP (PJC) INC.	6

MANAGEMENT'S DISCUSSION AND ANALYSIS

United States. Revenues from US operations increased to $2.684 billion for the 14-week period ended March 3, 2007, up $221.9 million or 9.0% from the 13-week period last fiscal year. There were a total of 3 new store openings, including 2 relocations along with 4 closures during the third quarter of fiscal 2007. During the third quarter of fiscal 2007 and on an equivalent period and same-store basis, total retail sales increased 1.1%, pharmacy sales gained 1.4% and front-end sales increased 0.4% year-over-year.

Brooks Eckerd same-store sales continued to improve in the pharmacy section even though they were impacted by the conversion of brand name drugs to generics, which have a lower selling price, but higher gross margins to the drugstore retailer. The effect of generic drugs replacing brand drugs on pharmacy sales growth was 4.8% during the third quarter of fiscal 2007. During the quarter ended March 3, 2007, generic prescriptions accounted for 61.4% of all prescriptions sold, compared to 56.9% during the quarter ended February 25, 2006. Prescriptions from Medicare Part D as a percentage of overall pharmacy business reached 15.3% of all prescriptions sold by the end of the 14-week period ended March 3, 2007. Front-end sales growth was negatively impacted by the continued decline in the photo category which was partially offset by a 65% increase in the digital print business. The effect of the decline in sales in the photo category on front-end sales growth was 0.8% during the quarter ended March 3, 2007. Sales growth was also negatively impacted by the severe winter weather during the Valentine's selling period as well as the declining availability of certain private label and other products as a result of the pending Rite Aid transaction. Sales in the health and beauty and consumables categories showed the strongest performance of all front-end categories.

US revenues for the 40-week period ended March 3, 2007 increased to $7.390 billion, up $313.3 million or 4.4% from last year. For the current 40-week period and on an equivalent period and same-store basis, total sales increased 2.0%, pharmaceutical sales gained 2.5% and front-end sales increased 0.7% year-over-year. There were a total of 11 new store openings, including 5 relocations, 4 store acquisitions and 12 closures during the 40-week period of fiscal 2007, bringing the Brooks Eckerd network to 1,856 stores.

Gross profit

Canada. Gross profit from Canadian operations was $38.7 million for the 14-week period ended March 3, 2007 compared to $34.9 million for the 13-week period ended February 25, 2006. Gross margin was 8.8% for the 14-week period ended March 3, 2007 compared with 9.5% for the 13-week period ended February 25, 2006. The gross margin was 8.7% for the 40-week period of fiscal 2007 compared to 9.3% for the 39-week period of fiscal 2006.

United States. Gross profit from US operations amounted to $680.4 million for the 14-week period ended March 3, 2007 compared with $621.5 million for the 13-week period ended February 25, 2006. Gross margin increased to 25.4% for the 14-week period ended March 3, 2007 compared with 25.3% for the 13 week period ended February 25, 2006. Gross margin for the 40-week period of fiscal 2007 was 25.3% compared with 25.5% for the 39-week period of fiscal 2006.

Other revenues

Other revenues, which are included in total revenues in the Company's Interim Consolidated Financial Statements, increased to $54.7 million in the third quarter of fiscal 2007 from $48.8 million for the third quarter of fiscal 2006. Other revenues for the 40-week period increased to $153.2 million from $140.1 million for the 39-week period of fiscal 2006. The increase is due principally to the additional week in fiscal 2007 and currency exchange rate fluctuations on revenues earned in Canadian operations.

General and operating expenses

General and operating expenses for the 14-week period ended March 3, 2007 were $613.8 million, up from $569.1 million for the 13-week period ended February 25, 2006, an increase of $44.7 million or 7.9%. It represented 19.3% of revenues compared with 19.8% a year earlier. General and operating expenses for the 40-week period ended March 3, 2007 were $1.730 billion, up $54.9 million or 3.3% from the 39-week period in fiscal 2006. Year-to-date operating expenses performance improved, representing 19.7% versus 20.3% a year earlier.

THE JEAN COUTU GROUP (PJC) INC.	7

MANAGEMENT'S DISCUSSION AND ANALYSIS

Canada. General and operating expenses performance for the quarter represented 8.1% of revenues versus 9.6% last fiscal year. On a year-to-date basis, it represented 8.2% versus 9.2% last fiscal year. The improvement reflects better absorption of fixed overheads due to increased revenues.

United States. General and operating expenses for the quarter represented 21.4% of revenues in the United States versus 21.5% a year earlier. This item increased from $521.6 million in the second quarter of fiscal 2007 to $574.1 million in the third quarter of fiscal 2007 and increased from $529.4 million during the third quarter of fiscal 2006. There was one additional week during the third quarter of fiscal 2007 as described earlier. On a year-to-date basis, it represented 21.9% of revenues compared with 22.1% last fiscal year.

Restructuring charges

The Company adopted a transition pay program associated with the transaction. The charges related to this program amount to $8.2 million ($4.9 million after-tax) for the third quarter of fiscal 2007. Restructuring charges for the 40-week period ended March 3, 2007 were $28.5 million ($17.1 million after-tax). Total expected restructuring charges to be assumed by the Company are estimated at $45.4 million.

OIBA

OIBA increased in the 14-week period ended March 3, 2007 to $152.8 million from $137.2 million in the 13-week period ended February 25, 2006, principally due to the additional week in the third quarter of fiscal 2007. OIBA as a percentage of revenues ended the quarter at 4.8%, the same level as the third quarter of fiscal 2006.

Fiscal 2007 third quarter OIBA was impacted by certain restructuring charges principally related to the transition pay program associated with the announced transaction. OIBA before restructuring charges amounted to $161.0 million during the third quarter of fiscal 2007 and ended the third quarter at 5.1% compared with 4.8% for the third quarter of fiscal 2006.

OIBA as a percentage of revenues ended the 40-week period ended March 3, 2007 at 4.3% compared with 4.4% for the 39-week period in fiscal 2006. OIBA before restructuring charges as a percentage of revenues ended the 40-week period of fiscal 2007 at 4.6% compared with 4.4% for the 39-week period of fiscal 2006.

Amortization

Amortization charges decreased to $3.3 million during the third quarter of fiscal 2007, down $57.9 million from $61.2 million in the corresponding period in fiscal 2006. As a result of the transaction, the Company no longer amortizes the assets related to its US operations since they are classified as assets held for sale, with amortization charges amounting to $57.5 million reversed in consolidation during the third quarter of fiscal 2007 ($107.4 million for the 40-week period in fiscal 2007).The 40-week amortization charges decreased to $63.7 million during the 40-week period in fiscal 2007 compared with $183.2 million for the 39-week period last year.

Financing expenses

Financing expenses were $52.1 million during the third quarter of fiscal 2007, a decrease of $0.7 million over the third quarter of fiscal 2006, due principally to unrealized foreign exchange gains on monetary items, net of the additional week of interest expense in the third quarter of fiscal 2007. The weighted average interest rate on the Company's long-term debt was 8.0% during the third quarter of fiscal 2007 compared with 7.4% for the corresponding period of fiscal 2006. Year-to-date financing expenses were $147.9 million, a decrease of $4.3 million over the year-earlier period.

Income taxes

There was an income tax expense of $20.4 million in the third quarter of fiscal 2007 compared with a recovery of $9.5 million for the same period last year. For the 40-week period of fiscal 2007, income tax expense amounted to $12.1 million compared with a tax recovery of $45.1 million for the 39-week period in fiscal 2006. The low effective tax rate is a result of the financing structure established as part of the Eckerd acquisition.

THE JEAN COUTU GROUP (PJC) INC.	8

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTERLY RESULTS OF OPERATIONS

(unaudited, in millions of	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
US dollars, except per	2007	2007	2007	2006	2006	2006	2006	2005
share amounts)	$	$	$	$	$	$	$	$
Revenues	3,174.2	2,833.4	2,786.2	2,875.2	2,875.5	2,709.3	2,683.1	2,768.4
OIBA	152.8	121.3	100.2	129.9	137.2	125.1	104.4	148.4
OIBA before restructuring charges	161.0	131.0	110.8	129.9	137.2	125.1	104.4	148.4
Net earnings (loss)	184.0	72.5	(108.8)	30.3	31.6	30.8	11.1	46.2
Per share	0.70	0.28	(0.42)	0.12	0.12	0.12	0.04	0.18
Earnings before specific items	39.8	30.8	17.8	41.5	31.9	29.0	12.3	45.8
Per share	0.15	0.11	0.07	0.16	0.12	0.11	0.05	0.18

  The Company acquired 1,549 Eckerd drugstores on July 31, 2004, during the first quarter of fiscal 2005.

  Fiscal 2005 fourth quarter OIBA was positively impacted due to changes in estimates for some Eckerd network operating expenses and revenues in the amount of $21.0 million on the basis of new information obtained during the quarter. These changes in estimates were accounted for on a prospective basis.

  At the end of the fiscal year ended May 28, 2005, the Company announced the closing of 78 non performing Eckerd drugstores, which was completed during the first quarter of fiscal 2006. The net addition to the provision for store closures and to the write-down of related assets, which are included in the purchase price equation as at May 28, 2005, amounted to $100.5 million.

  On August 23, 2006, the Company entered into a definitive agreement with Rite Aid whereby the Company would dispose of its network in the United States. As provided under GAAP, the Company performed an impairment test and recognized a loss on assets held for sale following the announcement of the transaction. However, since the announcement date, the factors affecting the impairment test fluctuated favorably. As at March 3, 2007, the fair value of the investment in the US Operations, net of estimated transaction costs, had increased significantly and resulted in a potential gain of approximately $130.0 million net of income taxes. Under GAAP, the gain can not be recognized before the closing of the transaction and consequently, during the third quarter the Company reversed the $108.0 million impairment loss previously recognized and deferred the recognition of the potential gain until closing. The Company expects to close this transaction, subject to certain usual conditions, before the end of the fourth quarter of fiscal 2007. The final gain or loss is subject to various factors until the transaction closes, such as the variation in the market price of Rite Aid shares and in the Canadian and US dollar exchange rate. In addition, the Company expects to record charges of approximately $113.5 million net of income taxes in relation with debt repayments that are expected to occur at closing.

  As a result of the transaction, the Company no longer amortizes the assets related to its US operations since they are classified as assets held for sale, with amortization charges amounting to $57.5 million reversed in consolidation during the third quarter of fiscal 2007 ($107.4 million for the 40-week period in fiscal 2007).

  The Company's reporting calendar is based on the US National Retail Federation 4-5-4 merchandising calendar. Accordingly, the Company's fiscal year is usually 52 weeks in duration but includes a 53rd week every 5 to 6 years. The year ended June 2, 2007 will contain 53 weeks while the year ended May 27, 2006 contained 52 weeks. The fiscal quarter ended March 3, 2007 contains 14 weeks compared with 13 weeks for the fiscal quarter ended February 25, 2006.

THE JEAN COUTU GROUP (PJC) INC.	9

MANAGEMENT'S DISCUSSION AND ANALYSIS

The weather has an effect on the general population's health and, by extension, on the Company's retail sales and those of our franchised outlets. For example, in winter, the Company sells more cold and flu medicine, while in summer allergy and sun protection products are in greater demand. Corporate and franchised outlet sales are affected by holidays such as Christmas, Easter, Thanksgiving, Valentine's Day, Mother's Day and Father's Day. The peak sales period is generally the Company's third quarter of its fiscal year, which includes Christmas.

FINANCIAL POSITION

All assets and liabilities of US operations have been classified as assets and liabilities held for sale on the March 3, 2007 Interim Consolidated Balance Sheet. Readers are referred to Note 3 of the Interim Consolidated Financial Statements for a comparison of the assets and liabilities of US operations as at March 3, 2007 with those as at May 27, 2006.

Total assets were $5.631 billion as at March 3, 2007, an increase of $40.2 million or 0.7% from May 27, 2006. Cash and cash equivalents, which amounted to $135.8 million as at May 27, 2006, decreased to $37.2 million as at March 3, 2007, or to $115.4 million including the cash and cash equivalents of the US operations presented as assets held for sale.

Net changes in non-cash operating asset and liability items represented a $95.6 million increase for the third quarter of fiscal 2007 compared with a $48.3 million decrease in fiscal 2006. Readers are referred to Note 11 of the Interim Consolidated Financial Statements for a listing of the net changes in non-cash operating asset and liability items.

Shareholders' equity amounted to $1.658 billion as at March 3, 2007, an increase of $92.0 million from May 27, 2006, resulting principally from net earnings, net of a decrease of $38.1 million in the foreign currency translation adjustments account.

The following table provides a summary of information with respect to the Company's financial position at the end of the financial periods indicated. Readers are also referred to the footnotes of the Fiscal 2006 Consolidated Financial Statements, and to publicly available credit and debt agreements.

	As at March 3, 2007	As at May 27, 2006

Net debt / LTM OIBA (1)	4.3	4.5
LTM OIBA / LTM Interest (1)	2.4	2.4

(1) LTM: Last twelve months.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash flows are generated by: i) the sale of prescription drugs and other products by corporate-owned stores, ii) merchandise sales to, and rent received from, PJC franchised stores, iii) the collection of royalties from PJC franchisees, and iv) rent from properties leased to tenants other than franchisees. These cash flows are used: i) to purchase products and services for resale, ii) to finance operating expenses, iii) for debt service, iv) for real estate investments, and v) to finance capital expenditures incurred to renovate and open stores, and replace equipment. We have typically financed capital expenditures and working capital requirements through cash flow from operating activities. Our larger acquisitions have been financed through long-term debt and equity.

THE JEAN COUTU GROUP (PJC) INC.	10

MANAGEMENT'S DISCUSSION AND ANALYSIS

Cash flow from operating activities

Cash provided by operating activities was $183.4 million for the 14-week period ended March 3, 2007, compared with $58.0 million for the 13-week period in fiscal 2006. The $108.0 million reversal of impairment loss recorded during the third quarter of fiscal 2007 is a non-cash item. Net changes in non-cash operating asset and liability items represented a $95.6 million increase for the third quarter of fiscal 2007 compared with a $48.3 million decrease in fiscal 2006. Readers are referred to Note 11 of the Interim Consolidated Financial Statements for a listing of the net changes in non-cash operating asset and liability items.

Cash flow from investing activities

Cash used in investing activities was $26.8 million for the 14-week period ended March 3, 2007 compared with $36.7 million for the third quarter of fiscal 2006. $28.2 million ($118.5 million year-to-date) was used to acquire capital assets during the third quarter of fiscal 2007 compared with $37.0 million ($113.9 million year-to-date) for the same quarter in fiscal 2006. During the third quarter of fiscal 2007, 4 new drugstores were opened, of which 3 stores were relocations, 5 drugstores were closed and several others were expanded or renovated.

Cash flow from financing activities

During the 14-week period ended March 3, 2007, $110.2 million was used in financing activities compared with $20.1 million for the 13-week period in fiscal 2006. During the third quarter of fiscal 2007, the Company repaid long-term debt in the amount of $107.1 million compared with $13.2 million for the 13-week period in fiscal 2006. The Company paid dividends on the Class A subordinate voting shares and the Class B shares in the amount of $6.7 million during the 14-week period in fiscal 2007 ($20.6 million year-to-date) compared with $6.9 million for the 13-week period in fiscal 2006 ($20.0 million year-to-date).

The Company had $115.4 million of cash and cash equivalents as at March 3, 2007 compared with cash and cash equivalents of $135.8 million as at May 27, 2006. In addition, it had access to up to an unused $283.5 million of its $350.0 million revolving facility maturing in 2009, net of $66.5 million of outstanding letters of credit.

The Company has operating liquidities and access to credit facilities to finance its operating activities and is in compliance with all of its debt covenants as at March 3, 2007.

On April 12, 2007, the Company announced that it expects to close concurrently with the transaction with Rite Aid a new financing for working capital and general corporate purposes. The Company has received commitments from a group of banks led by RBC Capital Markets and National Bank Financial for unsecured revolving facilities of C$500,000,000 with an initial term of 5 years that could be extended each year to its initial 5-year term with the consent of the lenders.

Current ratings for the Company's credit facilities and senior notes, as confirmed by Standard & Poor's (S&P), Moody's Investors Service (Moody's), Fitch Ratings (Fitch) and Dominion Bond Rating Service (DBRS) are as follows:

	S&P	Moody's	Fitch	DBRS

Secured credit facilities	BB-	B2	BB-	B (high)

Senior notes
● Unsecured	B-	B3	B+	B
● Unsecured subordinated	B-	Caa2	CCC+	B (low)

In assessing the Company's financial strength, management believes that the rating agencies considered the Company's strategies, results, capital structure and financial policies, as well as its consolidated balance sheet. The Company does not subscribe to the services of Fitch and DBRS.

THE JEAN COUTU GROUP (PJC) INC.	11

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company's existing bank covenants and interest rates are not based on corporate ratings; however, the Company's debt ratings have a direct impact on future borrowing costs, access to capital markets and new store operating leases.

CAPITAL STOCK

As at March 3, 2007 and April 17, 2007, the total number of Class A subordinate voting shares (TSX: PJC.A) issued was 142.5 million and the number of Class B shares amounted to 119.4 million for a total of 261.9 million shares outstanding.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

Readers are referred to the table of material contractual cash obligations under our long-term debt, long-term leases, inventories, services and capital assets commitments included in the fiscal 2006 MD&A as of May 27, 2006.

Long-term debt

On July 31, 2004, the Company completed the Eckerd acquisition. This acquisition was funded by a combination of long-term credit facilities, notes and the issuance of subordinate voting shares. Long-term debt, including current portion, amounted to $2.250 billion as at March 3, 2007.

Operating lease obligations

The Company leases a substantial portion of its real estate using conventional operating leases. Generally, the Company's real estate leases are for primary terms of 10 to 20 years with options to renew.

As at May 27, 2006, operating lease obligations until 2047 amounted to $4.210 billion, and are mostly in connection with leased properties. The Company has also signed lease and sublease agreements under which it will receive minimum payments totaling $308.4 million until 2047.

FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company is exposed to market risk relating to changes in interest rates with regard to its variable rate debt. The Company has $1.0 billion of debt which bears interest at floating rates.

During fiscal 2005, the Company entered into two interest rate swap transactions maturing in July 2011 to fix the LIBOR rate on a notional portion of $200 million of the Company's term loan facilities at 4.11%. These transactions qualified for hedge accounting up to August 23, 2006, at which time they no longer qualified as a result of the announced disposal of US operations.

Guarantees and buyback agreements

The Company has guaranteed reimbursement of certain bank loans contracted by franchisees to a maximum amount of $2.6 million. The Company is also committed to financial institutions to purchase the equipment and inventories of some of its franchisees. As of March 3, 2007, the maximum value of the equipment and inventories buyback agreements was approximately $18.3 million and $62.5 million respectively.

FOREIGN EXCHANGE RISK MANAGEMENT

Even though the Company's reporting currency is the US dollar, non-Consolidated Financial Statements of the parent company and its subsidiaries are prepared based on their respective functional currencies, which is the US dollar for US operations and the Canadian dollar for Canadian operations and corporate activities.

THE JEAN COUTU GROUP (PJC) INC.	12

MANAGEMENT'S DISCUSSION AND ANALYSIS

Transactions denominated in currencies other than an entity's functional currency are translated according to the temporal method. Under this method, monetary assets and liabilities in foreign currencies are translated at the exchange rate in effect at the balance sheet date, non-monetary assets and liabilities in foreign currencies at their historical rates, and statement of earnings items in foreign currencies at the average monthly exchange rates. All exchange gains and losses are current in nature and are included in the consolidated statement of earnings, unless subject to hedge accounting.

RELATED PARTY TRANSACTIONS

Our operations include transactions with an enterprise controlled by an executive with significant influence on the Company. As at March 3, 2007, Mr. François J. Coutu, President of Canadian Operations and Vice-Chairman of the Company, owned a PJC franchise. The transactions between the Company and this enterprise are executed in the normal course of business and measured at the exchange amount.

CHANGES IN ACCOUNTING POLICIES AND RECENT PRONOUNCEMENTS

There were no changes in accounting policies that had a material impact on the Company's Interim Consolidated Financial Statements during the third quarter of fiscal 2007.

RISKS AND UNCERTAINTIES

Rite Aid transaction

There are risks related to the Rite Aid-Jean Coutu Group transaction including the fact that it is subject to the receipt of consents and approvals from US government entities.

During the third quarter of fiscal 2007, the Company complied with the request for additional information from the Federal Trade Commission (FTC) as part of its regulatory review of the pending transaction under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

On March 28, 2007, the Company offered to purchase for cash any and all of the outstanding $850.0 million unsecured senior subordinated notes and solicited consents to eliminate most of the restrictive covenants in the indenture under which these notes were issued. The Company has received tenders and consents from holders of over 99.3% of the unsecured senior subordinated notes. As a result, the Company has filed a stipulation of dismissal without prejudice with the United States District Court for the Southern District of New York with regards to the declaratory judgment action filed by the Company on December 8, 2006 with respect to the intended transfer of the said notes.

On April 12, 2007, the Company announced that it expects to close the transaction before the end of the fourth quarter of fiscal 2007, pending final regulatory approval by the FTC and satisfaction of customary closing conditions. Furthermore, Rite Aid has reached agreement with the FTC staff to divest 24 stores. The agreement with the staff is subject to approval by the Commissioners of the FTC, which Rite Aid expects to obtain.

The final gain or loss is subject to various factors until the transaction closes, such as the variation in the market price of Rite Aid shares and in the Canadian and US dollar exchange rate.

In addition, subsequent to closing, Rite Aid may not realize all benefits of synergies because of integration difficulties and other challenges, which could affect the value of the Company's continuing 32.0% equity interest in the expanded Rite Aid.

THE JEAN COUTU GROUP (PJC) INC.	13

MANAGEMENT'S DISCUSSION AND ANALYSIS

The market for prescription drugs

The Company is reliant on prescription drug sales for a significant and growing portion of its revenues and earnings. Prescription drug sales are subject to numerous federal, state, provincial and local laws and regulations governing many aspects of the sale and dispensing of prescription drugs, as well as the approval of new drugs. The Company's revenues are affected by the frequency and rate of introduction of successful prescription drugs. In addition, the conversion of prescription drugs to over-the-counter medication often creates a source of confusion for the customer that could result in a decrease in retail sales.

The continued efforts of health maintenance organizations, managed care organizations, pharmacy benefit management companies, governmental entities and organizations, and other third party payers to reduce prescription drug costs and pharmacy reimbursement rates could have an effect on revenue growth.

Pharmacy sales and gross margins will be affected by the increased proportion of sales resulting from the introduction of Medicare Part D Drug Benefit coverage in the United States, as well as by the continued efforts by various government entities to reduce state Medicaid pharmacy reimbursement rates.

Competition

The Company faces competition from all sides: local, regional, national and international companies, other drugstore chains and banners, independent pharmacies, supermarkets, discount retailers and Internet companies. This increased competition could lead to greater pricing pressure, a situation that would force us to increase sales volume and sell products and services at a lower price in order to remain competitive.

Pharmaceutical products supply chain

Eckerd and Brooks drugstores obtain a majority of their pharmaceutical products from a single supplier, McKesson Corporation, with whom the Company has a long-term supply contract that is scheduled to expire in fiscal 2010. Any significant disruption in the Company's relationship with McKesson and related issues could have a material adverse effect on the Company. Failure to renew this contract with McKesson or another supplier under similar terms and conditions, or to move to a self-distribution model, could significantly disrupt operations and adversely affect the sales and profitability of US operations.

Variable rate debt

Our credit facilities are subject to variable interest rates, thus exposing us to interest rate risk. Should interest rates rise, our variable rate debt service obligations would increase even if the amount borrowed remained the same.

Currency fluctuation

Our revenues are earned in US and Canadian dollars, whereas our credit facilities are denominated in US dollars only. Fluctuations in US and Canadian exchange rates could therefore expose the Company to currency risks.

Readers are referred to the MD&A included in the Company's fiscal 2006 Annual Report for a full description of risks and uncertainties.

THE JEAN COUTU GROUP (PJC) INC.	14

MANAGEMENT'S DISCUSSION AND ANALYSIS

STRATEGIES AND OUTLOOK

With the announcement of the Rite Aid-Jean Coutu Group transaction, the Company will be well positioned to capitalize on the growth in the North American drugstore retailing industry. Demographic trends in Canada and the United States are expected to contribute to growth in the consumption of prescription drugs, and to the increased use of pharmaceuticals as the primary intervention in individual healthcare. Management believes that these trends will continue and that the Company will achieve sales growth through differentiation and quality of offering and service levels in its drugstore networks.

The Company operates its Canadian and US networks with a focus on sales growth, its real estate program and operating efficiency. Management expects that the announced transaction with Rite Aid, which is expected to close before the end of the fourth quarter of fiscal 2007, will help create shareholder value. The Jean Coutu Group will optimize its US presence by transforming its investment in a regional drugstore chain into the leading ownership position of a major national chain with enhanced scale to better compete in the US drugstore industry. The Company's 32.0% equity interest in the expanded Rite Aid will allow shareholders to participate in the economic benefits of expected synergies. The cash proceeds from the transaction will be used to retire debt, enhancing financial flexibility.

April 17, 2007

THE JEAN COUTU GROUP (PJC) INC.	15

Unaudited interim consolidated financial statements
March 3, 2007 and February 25, 2006

THE JEAN COUTU GROUP (PJC) INC.
Consolidated statements of earnings	14 weeks	13 weeks	40 weeks	39 weeks
Periods ended March 3, 2007 and February 25, 2006	2007	2006	2007	2006
(unaudited, in millions of US dollars, unless otherwise noted)	$	$	$	$

Sales	3,119.5	2,826.7	8,640.6	8,127.8
Other revenues (Note 2)	54.7	48.8	153.2	140.1
	3,174.2	2,875.5	8,793.8	8,267.9
Operating expenses
Cost of goods sold	2,400.4	2,170.3	6,664.2	6,229.3
General and operating expenses	613.8	569.1	1,729.7	1,674.8
Restructuring charges (Note 3)	8.2	-	28.5	-
Amortization (Note 4)	3.3	61.2	63.7	183.2
	3,025.7	2,800.6	8,486.1	8,087.3
Operating income	148.5	74.9	307.7	180.6
Financing expenses (Note 5)	52.1	52.8	147.9	152.2
Reversal of impairment loss on assets held for sale (Note 3)	(108.0)	-	-	-
Earnings before income taxes	204.4	22.1	159.8	28.4
Income taxes (recovery)	20.4	(9.5)	12.1	(45.1)
Net earnings	184.0	31.6	147.7	73.5

Earnings per share, in dollars (Note 6)
Basic	0.70	0.12	0.56	0.28
Diluted	0.70	0.12	0.56	0.28

Consolidated statement of retained earnings	14 weeks	13 weeks	40 weeks	39 weeks
Periods ended March 3, 2007 and February 25, 2006	2007	2006	2007	2006
(unaudited, in millions of US dollars)	$	$	$	$

Balance, beginning of period	814.2	816.4	864.4	787.6
Net earnings	184.0	31.6	147.7	73.5
	998.2	848.0	1,012.1	861.1
Dividends	6.7	6.9	20.6	20.0
Balance, end of period	991.5	841.1	991.5	841.1

The segmented information and the accompanying notes are an integral part of these unaudited interim consolidated financial statements.

THE JEAN COUTU GROUP (PJC) INC.
	As at	As at
	March 3,	May 27,
Consolidated balance sheets	2007	2006
(in millions of US dollars)	$	$
	(unaudited)	(audited)

Assets
Current assets
Cash and cash equivalents	37.2	135.8
Accounts receivable	122.3	555.5
Income taxes receivable	8.9	16.5
Inventories	105.2	1,744.9
Prepaid expenses and other	11.7	47.3
Current assets held for sale (Note 3)	2,221.0	-
	2,506.3	2,500.0
Investments	25.8	25.4
Capital assets	269.3	1,385.8
Intangible assets	-	689.4
Goodwill	17.1	876.8
Other long-term assets	94.1	113.6
Long-term assets held for sale (Note 3)	2,718.6	-
	5,631.2	5,591.0

Liabilities
Current liabilities
Accounts payable and accrued liabilities	160.2	1,079.6
Future income taxes	-	147.8
Current portion of long-term debt	67.3	78.8
Current liabilities related to assets held for sale (Note 3)	1,165.9	-
	1,393.4	1,306.2
Long-term debt	2,182.9	2,312.0
Other long-term liabilities (Note 7)	23.9	407.1
Long-term liabilities related to assets held for sale (Note 3)	373.3	-
	3,973.5	4,025.3

Shareholders' equity
Capital stock	579.5	577.9
Contributed surplus	3.8	2.4
Retained earnings	991.5	864.4
Foreign currency translation adjustments	82.9	121.0
	1,657.7	1,565.7
	5,631.2	5,591.0

The segmented information and the accompanying notes are an integral part of these unaudited interim consolidated financial statements.

THE JEAN COUTU GROUP (PJC) INC.
Consolidated statements of cash flows	14 weeks	13 weeks	40 weeks	39 weeks
Periods ended March 3, 2007 and February 25, 2006	2007	2006	2007	2006
(unaudited, in millions of US dollars)	$	$	$	$

Operating activities
Net earnings	184.0	31.6	147.7	73.5
Items not affecting cash
Amortization	7.6	65.3	76.5	195.1
Reversal of impairment loss on assets held for sale	(108.0)	-	-	-
Future income taxes	8.8	9.7	(2.4)	(29.3)
Other	(4.6)	(0.3)	(11.8)	(7.0)
	87.8	106.3	210.0	232.3
Net changes in non-cash asset and liability items	95.6	(48.3)	48.0	(224.1)
Cash flow provided by operating activities	183.4	58.0	258.0	8.2
Investing activities
Investments and temporary investments	(1.4)	(1.4)	(1.7)	78.2
Purchase of capital assets	(28.2)	(37.0)	(118.5)	(113.9)
Proceeds from the disposal of capital assets	2.6	3.1	3.3	97.9
Purchase of intangible assets	-	(2.3)	(2.1)	(9.8)
Proceeds from the disposal of intangible assets	0.4	0.9	1.0	8.7
Other long-term assets	(0.2)	-	(1.7)	-
Cash flow provided by (used in) investing activities	(26.8)	(36.7)	(119.7)	61.1
Financing activities
Issuance of long-term debt, net of expenses	2.0	-	4.6	(0.4)
Repayment of long-term debt	(107.1)	(13.2)	(138.9)	(82.8)
Issuance of capital stock	1.6	-	1.6	0.4
Dividends	(6.7)	(6.9)	(20.6)	(20.0)
Cash flow used in financing activities	(110.2)	(20.1)	(153.3)	(102.8)
Effect of foreign exchange rate changes on cash and cash equivalents	(1.8)	2.7	(5.4)	16.1
Increase (decrease) in cash and cash equivalents	44.6	3.9	(20.4)	(17.4)
Cash and cash equivalents, beginning of period	70.8	110.9	135.8	132.2
Cash and cash equivalents, end of period (1)	115.4	114.8	115.4	114.8

(1)     Includes $78.2 million of cash and cash equivalents grouped with current assets held for sale as of March 3, 2007.

The segmented information and the accompanying notes are an integral part of these unaudited interim consolidated financial statements. See complementary cash flow information in Note 11.

THE JEAN COUTU GROUP (PJC) INC.
Consolidated segmented information
Periods ended March 3, 2007 and February 25, 2006
(unaudited, in millions of US dollars)

The Company has two reportable segments: franchising and retail sales. Within the franchising segment, the Company carries on the franchising activity of the "PJC Jean Coutu" banner, operates two distribution centers and coordinates several other services for the benefit of its franchisees. The Company operates retail sales outlets selling pharmaceutical and other products under the "Brooks" and "Eckerd" banners.

The Company analyzes the performance of its operating segments based on their operating income before amortization, which is not a measure of performance under Canadian generally accepted accounting principles ("GAAP"); however, management uses this performance measure for assessing the operating performance of its reportable segments.

Segmented information is summarized as follows:
	14 weeks	13 weeks	40 weeks	39 weeks
	2007	2006	2007	2006
	$	$	$	$

Revenues (1)
Franchising	490.2	413.4	1,404.1	1,191.5
Retail sales	2,684.0	2,462.1	7,389.7	7,076.4
	3,174.2	2,875.5	8,793.8	8,267.9

Operating income before amortization
Franchising	50.1	42.3	141.6	123.2
Retail sales	102.7	94.9	232.7	243.5
	152.8	137.2	374.3	366.7

Amortization
Franchising (2)	4.3	4.0	12.4	11.7
Retail sales	57.5	58.3	161.6	174.4
Reversal of amortization of the retail sales segment in consolidation (3)	(57.5)	-	(107.4)	-
	4.3	62.3	66.6	186.1

Operating income
Franchising	45.8	38.3	129.2	111.5
Retail sales	45.2	36.6	71.1	69.1
Reversal of amortization of the retail sales segment in consolidation (3)	57.5	-	107.4	-
	148.5	74.9	307.7	180.6

(1)     Revenues include sales and other revenues.
(2)     Including amortization of incentives paid to franchisees.
(3)     Since August 23, 2006, the Company no longer amortizes the assets related to its US operations since they are classified as assets held for sale.

THE JEAN COUTU GROUP (PJC) INC.
Consolidated segmented information
Periods ended March 3, 2007 and February 25, 2006
(unaudited, in millions of US dollars)

	14 weeks	13 weeks	40 weeks	39 weeks
	2007	2006	2007	2006
	$	$	$	$

Acquisition of capital assets and intangible assets
Franchising	9.7	13.8	27.2	33.2
Retail sales	18.5	25.5	93.4	90.5
	28.2	39.3	120.6	123.7

			As at	As at
			March 3,	May 27,
			2007	2006
			$	$

Capital assets, intangible assets and goodwill
Franchising			286.4	286.9
Retail sales			2,712.6	2,665.1
			2,999.0	2,952.0

Total assets
Franchising			691.6	729.5
Retail sales			4,939.6	4,861.5
			5,631.2	5,591.0

The Company's revenues, capital assets, intangible assets and goodwill as well as total assets for the geographic areas of Canada and the United States correspond respectively, to the franchising and retail sales segments.

THE JEAN COUTU GROUP (PJC) INC.
Notes to the unaudited interim consolidated financial statements
Periods ended March 3, 2007 and February 25, 2006
(Tabular amounts are in millions of US dollars unless otherwise noted)

1. Financial statement presentation

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian GAAP. These financial statements do not contain all disclosures required by Canadian GAAP for annual financial statements and, accordingly, should be read in conjunction with the most recently prepared annual consolidated financial statements for the year ended May 27, 2006.

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make certain estimates and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. They may also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant areas requiring the use of management estimates relate to : inventory valuation, valuation of long-term assets, impairment on assets held for sale, and reserves and allowances, specifically those related to store closures, workers' compensation and general liability, and income taxes.

These unaudited interim consolidated financial statements have been prepared based on accounting policies and methods of application consistent with those used in the preparation of the most recently prepared audited annual consolidated financial statements.

The Company's business follows a seasonal pattern. The peak sales period is generally the Company's third quarter of its fiscal year, which includes Christmas.

The Company's reporting calendar is based on the US National Retail Federation 4-5-4 merchandising calendar. Accordingly, the Company's fiscal year is usually 52 weeks in duration but includes a 53rd week every 5 to 6 years. The year ended June 2, 2007 will contain 53 weeks and the year ended May 27, 2006 contained 52 weeks. The fiscal quarter ended March 3, 2007 contains 14 weeks compared with 13 weeks for the fiscal quarter ended February 25, 2006.

2. Other revenues
	14 weeks	13 weeks	40 weeks	39 weeks
	2007	2006	2007	2006
	$	$	$	$

Royalties (1)	26.4	22.8	73.6	63.3
Rent	14.6	14.6	44.3	43.0
Sundry	13.7	11.4	35.3	33.8
	54.7	48.8	153.2	140.1

(1) The amortization of incentives paid to franchisees of $1,032,000 and $2,899,000 for the 14- and 40-week periods ended March 3, 2007 is applied against royalties ($996,000 and $2,854,000 for the 13- and 39-week periods ended February 25, 2006).

THE JEAN COUTU GROUP (PJC) INC.
Notes to the unaudited interim consolidated financial statements
Periods ended March 3, 2007 and February 25, 2006
(Tabular amounts are in millions of US dollars unless otherwise noted)

3. Assets held for sale

On August 23, 2006, the Company entered into a definitive agreement with Rite Aid Corporation ("Rite Aid"), a public company traded on the New York Stock Exchange, whereby the Company would dispose of its network in the United States comprising 1,856 corporate establishments that retail pharmaceutical and parapharmaceutical products, located in 18 states in Northeastern, mid-Atlantic and Southeastern United States (the "US Operations"). The US operations represent the totality of the retail sales segment of the Company.

On August 23, 2006, the transaction was valued at approximately $3.4 billion, comprised of a cash consideration of $1.45 billion, subject to working capital adjustments, the planned assumption by Rite Aid of the Company's unsecured senior subordinated notes in the amount of $850.0 million, and 250.0 million common shares of Rite Aid valued at approximately $1.1 billion, for a 32.0% equity interest and a 30.2% voting interest in the expanded Rite Aid pursuant to the transaction. The expected cash consideration was recently adjusted to $2.3 billion, as provided for in the share purchase agreement, following the tender offer made on the $850.0 million unsecured senior subordinated notes; accordingly, these notes will not be transferred to Rite Aid as originally planned.

The US Operations are not presented as discontinued operations considering the continuing involvement of the Company in the expanded Rite Aid, which will include the US Operations after the disposal transaction. Upon closing, the investment in Rite Aid will be accounted for using the equity method.

Impairment on assets held for sale

As provided under GAAP, the Company performed an impairment test and recognized a loss on assets held for sale following the announcement of the transaction. However, since the announcement date, the factors affecting the impairment test fluctuated favorably. As at March 3, 2007, the fair value of the investment in the US Operations, net of estimated transaction costs, had increased significantly and resulted in a potential gain of approximately $130.0 million net of income taxes. Under GAAP, the gain can not be recognized before the closing of the transaction and consequently, during the third quarter the Company reversed the $108.0 million impairment loss previously recognized and deferred the recognition of the potential gain until closing.

The evaluation is based on the market price of the Rite Aid shares and the exchange rate at quarter-end. The market price of the Rite Aid shares was $5.81 as at March 3, 2007 ($4.50 as at November 25, 2006 and $4.36 as at August 26, 2006).

The Company expects to close this transaction, subject to certain usual conditions, before the end of the fourth quarter of fiscal 2007. The final gain or loss is subject to various factors until the transaction closes, such as the variation in the market price of Rite Aid shares and in the Canadian and US dollar exchange rate.

THE JEAN COUTU GROUP (PJC) INC.
Notes to the unaudited interim consolidated financial statements
Periods ended March 3, 2007 and February 25, 2006
(Tabular amounts are in millions of US dollars unless otherwise noted)

3. Assets held for sale (continued)

Debt repayments

As a result of the announced transaction, the Company expects to repay, at closing, substantially all of its long term debt comprised of the following: term loan facilities maturing on July 30, 2009 and 2011, $350.0 million of unsecured senior notes and $850.0 million of unsecured senior subordinated notes.

On February 20, 2007, the Company offered to purchase for cash any and all of the outstanding $350.0 million unsecured senior notes and solicited consents to eliminate most of the restrictive covenants in the indenture under which these notes were issued. On March 5, 2007, the Company received tenders and consents from holders of over 99.9% of the unsecured senior notes.

On March 28, 2007, the Company offered to purchase for cash any and all of the outstanding $850.0 million unsecured senior subordinated notes and solicited consents to eliminate most of the restrictive covenants in the indenture under which these notes were issued. The Company received tenders and consents from holders of over 99.3% of the unsecured senior subordinated notes. As a result, the Company has filed a stipulation of dismissal without prejudice with the United States District Court for the Southern District of New York with regards to the declaratory judgment action filed by the Company on December 8, 2006 with respect to the intented transfer of the said notes.

The charges to be recorded when these debts are repaid, consisting of debt retirement costs and write-off of deferred financing fees, are estimated based on current interest and exchange rates, to be $113.5 million net of income taxes.

Restructuring charges

During the first quarter, the Company adopted a transition pay program associated with the transaction. This transition pay program is continuously reviewed and updated based on new developments with respect to the transaction. The charges related to this program amount to $8.2 million and $28.5 million for the 14- and 40-week periods ended March 3, 2007 respectively of which $0.9 million and $4.8 million were paid during the same periods. The unpaid portion is accounted for in the accounts payable and accrued liabilities and is presented with the current liabilities related to assets held for sale. Total expected restructuring charges to be assumed by the Company are currently estimated at $45.4 million.

THE JEAN COUTU GROUP (PJC) INC.
Notes to the unaudited interim consolidated financial statements
Periods ended March 3, 2007 and February 25, 2006
(Tabular amounts are in millions of US dollars unless otherwise noted)

3. Assets held for sale (continued)

Operating summary of the US Operations for the periods ended March 3, 2007 and February 25, 2006:
	14 weeks	13 weeks	40 weeks	39 weeks
	2007	2006	2007	2006
	$	$	$	$

Sales	2,679.4	2,459.3	7,379.7	7,067.7
Other revenues	4.6	2.8	10.0	8.7
Operating expenses
Cost of good sold	1,999.0	1,837.8	5,513.6	5,267.4
General and operating expenses	574.1	529.4	1,614.9	1,565.5
Restructuring charges	8.2	-	28.5	-
Amortization	-	58.3	54.2	174.4
Operating income	102.7	36.6	178.5	69.1

Net asset held for sale as of March 3, 2007 and comparative figures as of May 27, 2006 :
	Held for	Comparative
	sale as at	figures as at
	March 3,	May 27, 2006
	2007	(1)
	$	$

Current assets
Cash and cash equivalents	78.2	110.7
Accounts receivable	388.8	415.9
Income taxes receivable	10.0	8.8
Inventories	1,672.3	1,618.3
Prepaid expenses and other	71.7	38.4
Current assets	2,221.0	2,192.1

(1) Comparative figures as of May 27, 2006 are presented for information only.

THE JEAN COUTU GROUP (PJC) INC.
Notes to the unaudited interim consolidated financial statements
Periods ended March 3, 2007 and February 25, 2006
(Tabular amounts are in millions of US dollars unless otherwise noted)

3. Assets held for sale (continued)

Net asset held for sale as of March 3, 2007 and comparative figures as of May 27, 2006 :
	Held for	Comparative
	sale as at	figures as at
	March 3,	May 27, 2006
	2007	(1)
	$	$

Long-term assets
Capital assets	1,172.8	1,116.9
Intangible assets	681.1	689.4
Goodwill	858.7	858.7
Other long-term assets	6.0	4.4
Long-term assets	2,718.6	2,669.4

Current liabilities
Accounts payable and accrued liabilities	1,009.4	884.6
Future income taxes	146.5	147.0
Current portion of long-term debt	10.0	9.0
Current liabilities	1,165.9	1,040.6

Long-term liabilities
Long-term debt	17.9	5.3
Deferred revenues	8.5	9.8
Deferred lease obligations	30.2	24.7
Unfavorable leases	27.1	29.5
Workers' compensation and general liability	63.4	64.5
Liabilities for store closures	60.7	72.4
Future income taxes	157.1	171.4
Other	8.4	8.7
Long-term liabilities	373.3	386.3

Net asset	3,400.4	3,434.6

(1) Comparative figures as of May 27, 2006 are presented for information only.

THE JEAN COUTU GROUP (PJC) INC.
Notes to the unaudited interim consolidated financial statements
Periods ended March 3, 2007 and February 25, 2006
(Tabular amounts are in millions of US dollars unless otherwise noted)

4. Amortization

	14 weeks	13 weeks	40 weeks	39 weeks
	2007	2006	2007	2006
	$	$	$	$

Capital assets	3.3	47.0	50.3	142.2
Intangible assets	-	14.2	13.3	40.9
Deferred costs	-	-	0.1	0.1
	3.3	61.2	63.7	183.2

Since August 23, 2006, the Company no longer amortizes the assets related to its US operations since they are classified as assets held for sale.

5. Financing expenses
	14 weeks	13 weeks	40 weeks	39 weeks
	2007	2006	2007	2006
	$	$	$	$

Interest on long-term debt	53.1	47.9	149.4	141.6
Amortization of deferred financing fees	3.4	3.0	9.9	9.1
Unrealized foreign exchange losses (gains) on monetary items	(6.7)	0.3	(9.0)	(0.3)
Realized foreign exchange losses on monetary items	2.4	0.1	2.2	0.1
Unrealized losses (gains) on derivative financial instruments	0.4	-	(4.0)	-
Other financing expenses (income), net	(0.5)	1.5	(0.6)	1.7
	52.1	52.8	147.9	152.2

The Company has interest rate swaps in order to fix the interest rate on a portion of its variable interest debt. These transactions qualified for hedge accounting up to August 23, 2006 at which time they no longer qualified as a result of the announced disposal of US Operations. During the second quarter, it became improbable that the variable interest payments would occur as and when identified on inception of the hedging relationship, as a result of the expected related repayment of debt. Consequently, the losses (gains) related to these derivatives were recognized to earnings.

THE JEAN COUTU GROUP (PJC) INC.
Notes to the unaudited interim consolidated financial statements
Periods ended March 3, 2007 and February 25, 2006
(Tabular amounts are in millions of US dollars unless otherwise noted)

6. Earnings per share

The reconciliation of the number of shares used to calculate the diluted earnings per share is established as follows:
	14 weeks	13 weeks	40 weeks	39 weeks
	2007	2006	2007	2006
	(in millions)	(in millions)	(in millions)	(in millions)

Weighted average number of shares used to compute
basic earnings per share	261.7	261.7	261.7	261.7
Effect of dilutive stock options	0.3	0.1	0.2	0.2
Weighted average number of shares used to compute
diluted earnings per share	262.0	261.8	261.9	261.9

For the 14- and 40-week periods ended March 3, 2007, 1,496,000 and 1,671,000 respectively antidilutive stock options have been excluded from the computation of diluted earnings per share (1,558,000 and615,000 for the 13- and 39-week periods ended February 25, 2006).

7. Other long-term liabilities
	As at	As at
	March 3,	May 27,
	2007	2006
	$	$

Deferred revenues	19.4	31.3
Deferred lease obligations	4.4	29.0
Unfavorable leases	-	29.6
Workers' compensation and general liability	-	64.5
Liabilities for store closures	-	72.4
Future income taxes	0.1	171.5
Other	-	8.8
	23.9	407.1

THE JEAN COUTU GROUP (PJC) INC.
Notes to the unaudited interim consolidated financial statements
Periods ended March 3, 2007 and February 25, 2006
(Tabular amounts are in millions of US dollars unless otherwise noted)

8. Liabilities for store closures

Liabilities for store closures, related to the retail sales segment, total $77,995,000including the short and long term portions as at March 3, 2007 (May 27, 2006 - $94,288,000) and consist of the present value of lease obligations, net of estimated sublease rental income and other exit costs. For the 14- and 40-week periods ended March 3, 2007, payments of $5,216,000 and $17,745,000 respectively ($7,510,000 and $23,728,000 for the 13- and 39-week periods ended February25, 2006)were applied against the provision. Also, for the14 and 40-week periods ended March 3, 2007, a charge of $734,000and $1,452,000respectively($719,000 and $2,940,000 for the 13- and 39-week periods ended February 25, 2006) was recorded in the results to reflect other store closures.

9. Stock-based compensation plan

The Company has a fixed stock option plan. Since June 1, 2003, stock-based compensation cost is recorded under the fair value method. The expense recorded is $741,000 and $1,463,000 for the 14- and 40-week period ended March 3, 2007 respectively ($482,000 and $899,000 for the 13- and 39-week periods ended February 25, 2006).

Had compensation cost been determined using the fair value based method at the date of grant for awards granted during the year ended May 31, 2003, the Company's net earnings for the 14- and 40-week periods ended March 3, 2007 would have been reduced by $86,000 ($82,000 and $239,000 for the 13- and 39-week periods ended February 25, 2006). Basic and diluted earnings per share for those periods would have remained unchanged.

10. Pension plans

The Company offers defined benefit and defined contribution pension plans providing pension benefits to its employees.

The defined benefit and defined contribution pension plans expenses are as follows:
	14 weeks	13 weeks	40 weeks	39 weeks
	2007	2006	2007	2006
	$	$	$	$

Defined contribution pension plans expense	8.0	6.6	20.0	18.1
Defined benefit pension plans expense	0.2	0.3	0.7	0.9
	8.2	6.9	20.7	19.0

THE JEAN COUTU GROUP (PJC) INC.
Notes to the unaudited interim consolidated financial statements
Periods ended March 3, 2007 and February 25, 2006
(Tabular amounts are in millions of US dollars unless otherwise noted)

11. Supplemental cash flow information

	14 weeks	13 weeks	40 weeks	39 weeks
	2007	2006	2007	2006
	$	$	$	$
Net changes in non-cash operating asset and liability items
Accounts receivable, income taxes receivable and prepaid expenses	0.9	(17.9)	(1.6)	(44.6)
Inventories	116.9	30.5	(32.6)	(149.6)
Accounts payable and accrued liabilities	(19.2)	(60.8)	102.5	(13.4)
Other long-term assets	(1.9)	(0.9)	(3.3)	(1.0)
Other long-term liabilities	(1.1)	0.8	(17.0)	(15.5)
Net changes in non-cash operating asset and liability items	95.6	(48.3)	48.0	(224.1)

Other information
Interest paid	80.5	66.8	176.0	161.4
Income taxes paid	11.3	6.3	25.0	53.2

On November 4, 2005, the Company sold certain real estate assets of its Canadian franchising segment for a total consideration of $94.0 million ($C 111.7 million) in cash and entered into leaseback agreements for the areas used by the Jean Coutu drugstores. The Company realized a pre-tax gain on disposal of $20.9 million ($C 24.8 million). Even though only 41% of the leasable area sold represents the leaseback portion, GAAP requires, under certain criteria, that the entire gain be deferred over the life of the new leases, which have an average duration of approximately 16 years. The deferred gain is presented in the other long-term liabilities.

12. Comparative figures

Certain comparative figures have been reclassified to conform with the presentation of the current period.

THE JEAN COUTU GROUP (PJC) INC.
Notes to the unaudited interim consolidated financial statements
Periods ended March 3, 2007 and February 25, 2006
(Tabular amounts are in millions of US dollars unless otherwise noted)

13. Reconciliation of Canadian GAAP to United States GAAP

These consolidated financial statements are prepared in accordance with Canadian GAAP, which differ, in certain material respects from generally accepted accounting principles in the United States ("US GAAP"). While the information presented below is not a comprehensive summary of all differences between Canadian GAAP and US GAAP, other differences are considered unlikely to have a significant impact on the consolidated net earnings and balance sheets of the Company.

All material differences between Canadian GAAP and US GAAP and the effect on net earnings and shareholders' equity are presented in the following tables with an explanation of the adjustments.
	14 weeks	13 weeks	40 weeks	39 weeks
	2007	2006	2007	2006
	$	$	$	$
Reconciliation of net earnings
Net earnings - Canadian GAAP	184.0	31.6	147.7	73.5
Adjustment in respect of amortization (a)	0.1	-	0.3	0.1
Adjustment in respect of sale-leaseback (b)	(0.5)	(0.9)	(1.6)	(0.9)
Adjustment in respect of sale of capital assets (c)	-	-	-	0.9
Tax effect of above adjustments	0.2	0.3	0.5	-
Net earnings - US GAAP	183.8	31.0	146.9	73.6

Earnings per share - US GAAP (in dollars)
Basic	0.70	0.12	0.56	0.28
Diluted	0.70	0.12	0.56	0.28

Other comprehensive income items
Cumulative translation adjustments, net of tax (e)	(130.2)	7.8	(38.1)	51.2
Cumulative translation adjustments on amortization, on
sale-leaseback and on sale of capital assets, net of tax
(a, b, c and e)	0.4	(0.2)	0.6	(0.9)
Changes in fair value of derivatives, net of tax (d)	-	1.2	(1.1)	4.9
Reclassification of realized gains (losses) on derivatives
to the earnings (d)	-	0.2	(5.6)	0.4
Other comprehensive income items	(129.8)	9.0	(44.2)	55.6

THE JEAN COUTU GROUP (PJC) INC.
Notes to the unaudited interim consolidated financial statements
Periods ended March 3, 2007 and February 25, 2006
(Tabular amounts are in millions of US dollars unless otherwise noted)

13. Reconciliation of Canadian GAAP to United States GAAP (continued)

	As at	As at
	March 3,	May 27,
	2007	2006
	$	$
Statement of accumulated other comprehensive income items
Accumulated other comprehensive income items:
Cumulative translation adjustments, net of tax (e)	82.9	121.0
Cumulative translation adjustments on amortization, on sale-leaseback
and sale of capital assets, net of tax (a, b, c and e)	(2.1)	(2.7)
Cumulative changes in fair value of derivatives net of reclassification of
realized gains on derivatives to the earnings and net of tax (d)	-	6.7
Accumulated other comprehensive income items	80.8	125.0

Reconciliation of shareholders' equity
Shareholders' equity - Canadian GAAP	1,657.7	1,565.7
Adjustments in respect of:
Amortization (a)	(12.7)	(13.0)
Sale-leaseback (b)	(3.3)	(1.7)
Sale of capital assets (c)	0.9	0.9
Tax effect of above adjustments	5.4	4.9
Cumulative translation adjustments, net of tax (e)	(82.9)	(121.0)
Accumulated other comprehensive income items	80.8	125.0
Shareholders' equity - US GAAP	1,645.9	1,560.8

THE JEAN COUTU GROUP (PJC) INC.
Notes to the unaudited interim consolidated financial statements
Periods ended March 3, 2007 and February 25, 2006
(Tabular amounts are in millions of US dollars unless otherwise noted)

13. Reconciliation of Canadian GAAP to United States GAAP (continued)

The impact of differences between Canadian GAAP and US GAAP on consolidated balance sheet items is as follows:
	As at		As at
	March 3, 2007		May 27, 2006
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$
Consolidated balance sheets items
Assets
Capital assets (a) and (b)	269.3	316.8	1,385.8	1,436.9
Other long-term assets (a), (b) and (d)	94.1	100.9	113.6	127.1

Liabilities
Other long-term liabilities (b)	23.9	90.0	407.1	476.6

Shareholders' equity	1,657.7	1,645.9	1,565.7	1,560.8

a) Amortization

Under Canadian GAAP, the Company has used the compounded interest method to depreciate its buildings held for leasing until May 31, 2004. This method was not acceptable under US GAAP. The Company records depreciation under US GAAP for its buildings held for leasing using the straight-line method at a rate of 2.5%.

b) Sale-leaseback

On November 4, 2005, the Company sold certain real estate assets of its Canadian franchising segment and entered into leaseback agreements. Under Canadian GAAP, the sale-leaseback transaction was accounted for using sale-leaseback accounting which resulted in the Company recording a sale, removing all properties and related liabilities from its balance sheet and recognizing a deferred gain from the sale. The leases are accounted for as operating leases.

THE JEAN COUTU GROUP (PJC) INC.
Notes to the unaudited interim consolidated financial statements
Periods ended March 3, 2007 and February 25, 2006
(Tabular amounts are in millions of US dollars unless otherwise noted)

13. Reconciliation of Canadian GAAP to United States GAAP (continued)

b) Sale-leaseback (continued)

Under US GAAP, this transaction was accounted for in accordance with Statement Financial Accounting Standards No. 98 ("SFAS 98"), "Accounting for Leases". SFAS 98 prohibits sale recognition on a sale-leaseback transaction when the sublease is not considered to be minor. The Company accounted for the transaction as a financing transaction which requires sale proceeds to be recorded as a liability on which an interest expense will subsequently be calculated during the term of the amortization period. In addition, since the sale of assets is not recorded, the carrying value of the assets is not adjusted for and will be depreciated over the liability amortization period. Aggregate lease payments received by the purchaser are recorded as revenues by the Company and applied in reduction of the liability.

c) Sale of capital assets

As part of the November 4, 2005 transaction, the Company sold certain real estate assets of its Canadian franchising segment which were not subject to a lease back agreement. Accordingly, the Company recorded a $900,000 gain per US GAAP, compared with a $18,000 gain per Canadian GAAP, reflecting the lesser net book value of the assets sold under US GAAP.

d) Derivative financial instruments and hedging

Under US GAAP, the Company records derivatives at their fair value. Gains and losses resulting from changes in the values of those derivatives are accounted for depending on the use of the derivative and whether it qualifies for hedge accounting.

The Company has interest rate swaps in order to fix the interest rate on a portion of its variable interest debt. Before the US Operations qualified as assets held for sale, these interest rate swaps were designated as cash flow hedges with changes in the fair value of those contracts recorded as a component of other comprehensive income items and subsequently recognized as interest on long-term debt in the period in which the hedged exposure takes place. For hedge accounting, under Canadian GAAP, changes in fair value of those contracts were maintained off-balance sheet.

As described in Note 5, when it became improbable that the variable interest payments would occur, the losses (gains) on the derivatives were recognized to earnings. This treatment applies under both, Canadian and US GAAP.

e) Foreign currency translation adjustment

Under Canadian GAAP, the Company's gains and losses arising from the translation of the financial statements are deferred in foreign currency translation adjustments in shareholders' equity. Under US GAAP, foreign currency translation adjustments are presented as a component of other comprehensive income items under shareholders' equity.

THE JEAN COUTU GROUP (PJC) INC.
Unaudited additional information
Periods ended March 3, 2007 and February 25, 2006
(In millions of US dollars except for margins)

	14 weeks	13 weeks	40 weeks	39 weeks
	2007	2006	2007	2006
	$	$	$	$

Canada
Sales	440.1	367.4	1,260.9	1,060.1
Cost of goods sold	401.4	332.5	1,150.6	961.9
Gross profit	38.7	34.9	110.3	98.2
As a % of sales	8.8%	9.5%	8.7%	9.3%
Other revenues (1)	51.1	47.1	146.1	134.3
General and operating expenses	39.7	39.7	114.8	109.3
Operating income before amortization	50.1	42.3	141.6	123.2
Amortization (1)	4.3	4.0	12.4	11.7
Operating income	45.8	38.3	129.2	111.5

United States
Sales	2,679.4	2,459.3	7,379.7	7,067.7
Cost of goods sold	1,999.0	1,837.8	5,513.6	5,267.4
Gross profit	680.4	621.5	1,866.1	1,800.3
As a % of sales	25.4%	25.3%	25.3%	25.5%
Other revenues	4.6	2.8	10.0	8.7
General and operating expenses	574.1	529.4	1,614.9	1,565.5
Restructuring charges	8.2	-	28.5	-
Operating income before amortization	102.7	94.9	232.7	243.5
Amortization	-	58.3	54.2	174.4
Operating income	102.7	36.6	178.5	69.1

Consolidated
Sales	3,119.5	2,826.7	8,640.6	8,127.8
Cost of goods sold	2,400.4	2,170.3	6,664.2	6,229.3
Gross profit	719.1	656.4	1,976.4	1,898.5
As a % of sales	23.1%	23.2%	22.9%	23.4%
Other revenues (1)	55.7	49.9	156.1	143.0
General and operating expenses	613.8	569.1	1,729.7	1,674.8
Restructuring charges	8.2	-	28.5	-
Operating income before amortization	152.8	137.2	374.3	366.7
Amortization (1)	4.3	62.3	66.6	186.1
Operating income	148.5	74.9	307.7	180.6

(1) Amortization of incentives paid to franchisees are presented in the amortization instead of other revenues.

THE JEAN COUTU GROUP (PJC) INC.
Unaudited additional information
Periods ended March 3, 2007 and February 25, 2006
(In millions of US dollars except for margins)

	14 weeks	13 weeks	40 weeks	39 weeks
	2007	2006	2007	2006

Number of outlets
Beginning of period	2,186	2,175	2,185	2,243
Openings	4	10	15	35
Acquisitions	-	-	4	1
Relocations	(3)	(7)	(8)	(18)
Closings	(5)	(5)	(14)	(88)
End of period	2,182	2,173	2,182	2,173

Network performance - Retail sales
(In millions of US dollars)
Canada (1)	747.0	635.7	2,073.5	1,794.0
United States	2,679.4	2,459.3	7,379.7	7,067.7
	3,426.4	3,095.0	9,453.2	8,861.7

Network performance - Retail sales
Canada (1)
Pharmacy	59%	58%	60%	59%
Front-end	41%	42%	40%	41%

United States
Pharmacy	72%	72%	73%	73%
Front-end	28%	28%	27%	27%

(1) Franchised's outlet retail sales are not included in the Company's consolidated financial statements.

THE JEAN COUTU GROUP (PJC) INC.
Unaudited additional information
Periods ended March 3, 2007 and February 25, 2006
(In millions of US dollars except for margins)

	14 weeks	13 weeks	40 weeks	39 weeks
	2007	2006	2007	2006

Retail sales growth (1)
Canada (2)
Total	8.5%	3.4%	7.7%	4.0%
Pharmacy	9.1%	7.4%	9.0%	6.7%
Front-end	7.9%	(1.6)%	6.0%	0.3%

United States
Total	1.1%	0.2%	1.7%	21.8%
Pharmacy	1.3%	1.0%	2.1%	23.2%
Front-end	0.5%	(1.6)%	0.5%	18.0%

Retail sales growth - same store (1)
Canada (2)
Total	7.8%	3.3%	7.0%	3.9%
Pharmacy	8.6%	7.3%	8.5%	6.6%
Front-end	6.9%	(1.6)%	5.0%	0.3%

United States (3)
Total	1.1%	1.5%	2.0%	0.5%
Pharmacy	1.4%	2.2%	2.5%	1.3%
Front-end	0.4%	(0.1)%	0.7%	(1.5)%

(1) Growth is calculated in local currency and is based on comparable periods.
(2) Franchised's outlet retail sales are not included in the Company's consolidated financial statements.
(3) This measure includes same-store sales for the acquired Eckerd corporate outlets as of August 1, 2005.

THE JEAN COUTU GROUP (PJC) INC.
Unaudited additional information
Periods ended March 3, 2007 and February 25, 2006
(In millions of US dollars except for margins)

Non GAAP measures - Operating income before amortization ("OIBA") and OIBA before restructuring charges

OIBA and OIBA before restructuring charges are not measures of performance under Canadian generally accepted accounting principles ("GAAP"); however management uses those performance measures in assessing the operating and financial performance of its reportable segments. Besides, we believe that OIBA and OIBA before restructuring charges are additional measures used by investors to evaluate operating performance and capacity of a company to meet its financial obligations.

However, OIBA and OIBA before restructuring charges are not and must not be used as alternatives to net earnings or cash flow generated by operating activities as defined by Canadian GAAP. OIBA and OIBA before restructuring charges are not necessarily indications that cash flow will be sufficient to meet our financial obligations. Furthermore, our definitions of OIBA and OIBA before restructuring charges may not be necessarily comparative to similar measures reported by other companies.

Net earnings, which is a performance measure defined by Canadian GAAP, is reconciled below with OIBA and OIBA before restructuring charges.
	14 weeks	13 weeks	40 weeks	39 weeks
	2007	2006	2007	2006
	$	$	$	$

Net earnings	184.0	31.6	147.7	73.5
Financing expenses	52.1	52.8	147.9	152.2
Reversal of impairment loss on assets held for sale	(108.0)	-	-	-
Income taxes (recovery)	20.4	(9.5)	12.1	(45.1)
Operating income	148.5	74.9	307.7	180.6
Amortization per financial statements	3.3	61.2	63.7	183.2
Amortization of incentives paid to franchisees (1)	1.0	1.1	2.9	2.9
Operating income before amortization ("OIBA")	152.8	137.2	374.3	366.7
Restructuring charges	8.2	-	28.5	-
OIBA before restructuring charges	161.0	137.2	402.8	366.7

(1) Amortization of incentives paid to franchisees is grouped with other revenues in the financial statements.

THE JEAN COUTU GROUP (PJC) INC.
Unaudited additional information
Periods ended March 3, 2007 and February 25, 2006
(In millions of US dollars except for margins)

Non GAAP measures - Earnings before specific items

Earnings before specific items and earnings per share before specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of significant items of an unusual or non-recurring nature that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance with which to compare its results between periods without regard to these items. The Company's measures excluding certain items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Net earnings and earnings per share are reconciled hereunder to earnings before specific items and earnings per share before specific items. All amounts are net of income taxes when applicable.
	14 weeks	13 weeks	40 weeks	39 weeks
	2007	2006	2007	2006
	$	$	$	$

Net earnings	184.0	31.6	147.7	73.5
Restructuring charges	4.9	-	17.1	-
Reversal of amortization of the retail sales segment in consolidation	(34.7)	-	(64.7)	-
Unrealized foreign exchange losses (gains) on monetary items	(6.7)	0.3	(9.0)	(0.3)
Unrealized losses (gains) on derivative financial instruments	0.3	-	(2.7)	-
Reversal of impairment loss on assets held for sale	(108.0)	-	-	-
Earnings before specific items	39.8	31.9	88.4	73.2

Earnings per share	0.70	0.12	0.56	0.28
Restructuring charges	0.02	-	0.07	-
Reversal of amortization of the retail sales segment in consolidation	(0.13)	-	(0.25)	-
Unrealized foreign exchange losses (gains) on monetary items	(0.03)	-	(0.03)	-
Unrealized losses (gains) on derivative financial instruments	-	-	(0.01)	-
Reversal of impairment loss on assets held for sale	(0.41)	-	-	-
Earnings per share before specific items	0.15	0.12	0.34	0.28